

03011769

SECURITIE~ ... .SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65206

RECEIVED
MAR - 3 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/02____ AND ENDING____12/31/02____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL PLANNING GROUP OF
                        PENNSYLVANIA, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____2500 RENAISSANCE BLVD., SUITE 250____
                    (No. and Street)

____KING OF PRUSSIA____   ____PA____   ____19406____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__MICHAEL ABERLE, II__   (954) 267-8602
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__LANE GORMAN TRUBITT, L.L.P.__
                (Name – if individual, state last, first, middle name)

__2626 HOWELL STREET, THE SEVENTH FLOOR, DALLAS, TX 75204__
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PF .... D

MAR 2 0 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Michael P. Aberle, II_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CAPITAL PLANNING GROUP OF PENNSYLVANIA, L.L.C. , as

of _DECEMBER 31_ , 20_02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Michael P. Aberle II
Signature

Financial + Operations Principal
Title

Benjamin A. Bowling
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (O) Report of Independent Certified Public Accountants on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL PLANNING GROUP OF PENNSYLVANIA, L.L.C.

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2002

CAPITAL PLANNING GROUP OF PENNSYLVANIA, L.L.C.

CONTENTS



LANE
CERTIFIED PUBLIC
GORMAN
ACCOUNTANTS
TRUBITT
AND CONSULTANTS
L . L . P .

Report of Independent Certified Public Accountants

Board of Directors and Members
Capital Planning Group of Pennsylvania, L.L.C.

We have audited the accompanying statement of financial condition of Capital Planning Group of Pennsylvania, L.L.C. as of December 31, 2002 and the related statements of earnings, changes in members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Planning Group of Pennsylvania, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lane Gorman Trubitt, L.L.P.

Dallas, Texas
February 23, 2003

2626 Howell
The Seventh Floor
Dallas, Texas 75204
214.871.7500
Fax 214.871.0011
Toll Free 877.231.7500
www.lgt-cpa.com

Members:

AICPA

The Leading Edge Alliance

Kreston International

Capital Planning Group of Pennsylvania, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	161,324
Commissions receivable		2,096
Security deposit		1,500
Prepaid expense		1,123
Total current assets		166,043

PROPERTY AND EQUIPMENT - AT COST

Equipment under capital lease		23,122
Furniture and fixtures		10,218
		33,340
Less accumulated depreciation and amortization		(7,780)
		25,560
	$	191,603

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Current portion of capital lease obligation	$	6,566
Accrued liabilities		77,325
Total current liabilities		83,891

LONG TERM LIABILITY

Capital lease obligation, less current portion		8,784

MEMBERS' EQUITY

		98,928
Total liabilities and members' equity	$	191,603

The accompanying notes are an integral part of this statement.

2

Capital Planning Group of Pennsylvania, L.L.C.
STATEMENT OF OPERATIONS
Year ended December 31, 2002

REVENUES
Group life commissions   156,436
Advisory and planning fees   6,271
Other income   6,264

       Total revenues   168,971

EXPENSES
Compensation   166,240
Commissions   2,235
Selling   4,757
General and administrative   50,033
Interest   2,913

       Total expenses   226,178

       NET LOSS $ (57,207)

The accompanying notes are an integral part of this statement.

3

Capital Planning Group of Pennsylvania, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year ended December 31, 2002

Balance at December 31, 2001	$	155,885
Contributions		250
Net earnings		(57,207)
Balance at December 31, 2002	$	98,928

The accompanying notes are an integral part of this statement.

4

Capital Planning Group of Pennsylvania, L.L.C.
STATEMENT OF CASH FLOWS
Year ended December 31, 2002

Cash flows from operating activities		
Net loss	$	(57,207)
Adjustments to reconcile net loss to		
net cash provided by operating activities		
Depreciation and amortization		7,780
Changes in assets and liabilities, net		
Commissions receivable		(2,096)
Due from affiliate		25,000
Prepaid expense		(1,123)
Accrued liabilities		52,275
Net cash provided by operating activities		24,629
Cash flows from financing activities		
Principal payments on capital lease obligations		(8,123)
Member contribution		250
Net cash used in financing activities		(7,873)
Net increase in cash		16,756
Cash at beginning of year		144,568
Cash at end of year	$	161,324
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	2,913
Income taxes	$	-
Non-cash investing and financing activities		
Assets acquired via capital lease	$	23,473

The accompanying notes are an integral part of this statement.

Capital Planning Group of Pennsylvania, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year ended December 31, 2002

Subordinated liabilities at December 31, 2001	$	-
Increases		-
Decreases		-
Subordinated liabilities at December 31, 2002	$	-

The accompanying notes are an integral part of this statement.

6

Capital Planning Group of Pennsylvania, L.L.C.
NOTES TO FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is engaged in the broker-dealer industry generating commission through sales of life insurance and providing financial and investment services to customers primarily in Pennsylvania. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Revenue Recognition

Revenues and expenses are recognized as earned or incurred, using the accrual method of accounting.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances at a financial institution located in Bryn Mawr, Pennsylvania which at times may exceed insured limits. Cash in excess of operating requirements is invested in an income producing money market mutual fund, which is not insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Receivables

The Company considers commission receivable and accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Equipment

Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service life of five to seven years by an accelerated method.

Major repairs or replacements of property and equipment are capitalized. Maintenance, repairs and minor replacements are charged to operations as incurred.

When items are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Accumulated amortization related to capitalized lease equipment was $5,395. The amortization during the year ended December 31, 2002 was $5,395.

Commission Income

Commissions for customer's transactions are recorded on a trade date basis.

Advertising and marketing

Advertising and marketing costs are expensed as incurred. Advertising costs totaled $1,000 for the year ended December 31, 2002.

Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Capital Planning Group of Pennsylvania, L.L.C.
NOTES TO FINANCIAL STATEMENTS

1.   FEDERAL INCOME TAX

No provision has been made in the financial statements for Federal income taxes because, under current law, no Federal income taxes are paid directly by the Company. The members are responsible for their respective shares of the Company's items of income, deductions, losses and credits.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $70,745 which was $61,079 in excess of its required net capital of $9,666. The Company's aggregate indebtedness to net capital ratio was 1.09 to 1.

3.   LEASES

The Company leases its office space under a noncancellable operating lease agreement expiring November 30, 2002. The Company also leases certain equipment under operating leases.

Total rental expense for the year ended December 31, 2002 was $19,173. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

At December 31, 2002, approximate minimum rental commitments under the noncancellable lease are as follows:

Years Ending December 31,	Operating Leases		Capital Leases	
2003	$	28,438	$	8,505
2004		30,500		7,965
2005		27,750		1,785
2006		27,750		-
2007		27,750		-
Total minimum lease payments	$	142,188		18,255
Less amount representing interest				(2,905)
Present value of net minimum lease payments			$	15,350
Current portion			$	6,566
Non-current portion				8,784
			$	15,350

The capital lease obligations are payable in monthly installments with a weighted average imputed interest rate of 15.6%. One of the capital lease obligations is guaranteed by a member of the Company.

8

4.   ADVISORY SERVICE AGREEMENT

During November, 2001 the Company entered into an advisory service agreement with a life insurance company whereby the life insurance company will help the Company in the development and implementation of a training program for the Company's employees to provide financial planning, insurance, securities and investment advisory services to customers. As a part of this agreement, the life insurance company agreed to pay the Company $150,000 in three payments of $50,000 as certain organizational and training requirements are met. $75,000 represents non-refundable fees paid by the life insurance company. The remaining $75,000 of the total payments is in the form of an advance to be paid back to the life insurance company. However, if cumulative first year commissions exceed $600,000, the advance will be forgiven. The Company has not met this requirement and as such, the advance is included in accrued liabilities at December 31, 2002. $50,000 in fees were recognized by the Company during 2001, the remaining $25,000 was recognized during 2002 and is netted against general and administrative expenses.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

December 31, 2002

SCHEDULE I

Capital Planning Group of Pennsylvania, L.L.C.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

COMPUTATION OF NET CAPITAL

Total members' equity from statement of financial condition	$	98,928
Less members' equity not allowable for net capital		-
Total members' equity qualified for net capital		98,928
Add: Liabilities subordinated to claims of general creditors		
allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		98,928
Deductions and/or charges		
Non-allowable assets		28,183
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities -		
proprietary capital charges		-
Other deductions and/or charges		-
Total deductions and/or charges		28,183
Haircuts on securities		
Contractual securities commitments		-
Deficit in security collateralizing secured demand notes		-
Trading and investment securities		-
Undue concentrations		-
Other		-
Total haircuts on securities		-
NET CAPITAL	$	70,745
AGGREGATE INDEBTEDNESS		
Items included on statement of financial condition		
Accrued liabilities		77,325
Items not included in statement of financial condition		-
		77,325
Less adjustment based on special reserve bank accounts		-
TOTAL AGGREGATE INDEBTEDNESS	$	77,325
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (12-1/2% of total aggregate indebtedness)	$	9,666
Minimum dollar net capital required	$	5,000
Net capital required (greater of above two minimum requirement amounts)	$	9,666
Net capital in excess of required minimum	$	61,079
Excess net capital at 1000%	$	63,012
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.09
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$	86,095
Net audit adjustments		(15,350)
Net capital per above	$	70,745
LIST OF NONALLOWABLE ASSETS		
Prepaid expenses	$	1,123
Property and equipment		25,560
Security deposit		1,500
Total nonallowable assets	$	28,183

Capital Planning Group of Pennsylvania, L.L.C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

The Company handled no customer securities during the year ended December 31, 2002 and therefore has no reserve computation.

SCHEDULE III

Capital Planning Group of Pennsylvania, L.L.C.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Capital Planning Group of Pennsylvania, L.L.C. is exempt under Rule Section 15c3-3(k)(2)(ii)

REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS ON INTERNAL CONTROL



L A N E
CERTIFIED PUBLIC
G O R M A N
ACCOUNTANTS
T R U B I T T
AND CONSULTANTS
L . L . P .

Report of Independent Certified Public Accountants on Internal Control

Board of Directors
Capital Planning Group of Pennsylvania, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Capital Planning Group of Pennsylvania, L.L.C. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; or
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2626 Howell

The Seventh Floor

Dallas, Texas 75204

214.871.7500

Fax 214.871.0011

Toll Free 877.231.7500

www.lgt-cpa.com

Members:

AICPA

The Leading Edge Alliance

Kreston International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lane Gorman Trubitt L. L. P

Dallas, Texas
February 23, 2003